

Kyle Wallgren · 3rd

CEO at Edsoma, Inc --- Currently hiring iOS developers

Edsoma · Southern Alberta Institute of Technology (SAIT)

United States · Contact info

500+ connections

Experience

Chief Executive Officer

Edsoma · Self-employed
Mar 2021 - Present · 1 yr
Austin, Texas, United States

Pristex Medical

1 yr 10 mos

- **Board Member**
  May 2020 - Present · 1 yr 10 mos
  Memphis, Tennessee, United States

- **Owner**
  Full-time
  May 2020 · 1 mo